FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  333-13896

Supplement For the month of October 2012.

Total number of pages: 34

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. UNAUDITED INTERIM FINANCIAL STATEMENTS (U.S. GAAP)
(English Translation)

RESULTS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2012
FROM APRIL 1, 2012 TO SEPTEMBER 30, 2012
CONSOLIDATED

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 24, 2012
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

NEWS RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

FOR IMMEDIATE RELEASE

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

UNAUDITED INTERIM FINANCIAL STATEMENTS (U.S. GAAP)

(English Translation)

RESULTS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2012

FROM APRIL 1, 2012 TO SEPTEMBER 30, 2012

CONSOLIDATED

Released on October 24, 2012

NIDEC CORPORATION

Date of Board of Directors’ Meeting for Approving Financial Statements: October 24, 2012

Stock Listings: Tokyo Stock Exchange, Osaka Securities Exchange, New York Stock Exchange

Head Office: Kyoto, Japan

Date of Commencement of Dividend Payment (Plan): December 3, 2012

Date of Filing of Japanese Quarterly Securities Report (Plan): November 14, 2012

1. Selected Consolidated Financial Performance for the Six Months Ended September 30,

2012 (U.S. GAAP) (unaudited)

(1) Consolidated Results of Operations

	Yen in millions (except for per share amounts)
	Six months ended September 30
	2012	2011
Net sales	¥353,540	¥357,291
Ratio of change from the same period of previous fiscal year	(1.0)%	8.7%
Operating income	42,816	40,767
Ratio of change from the same period of previous fiscal year	5.0%	(23.0)%
Income from continuing operations before income taxes	37,670	34,587
Ratio of change from the same period of previous fiscal year	8.9%	(19.2)%
Net income attributable to Nidec Corporation	26,920	22,529
Ratio of change from the same period of previous fiscal year	19.5%	(16.6)%
Net income attributable to Nidec Corporation per share-basic	¥200.66	¥163.08
Net income attributable to Nidec Corporation per share-diluted	¥187.29	¥152.49

Note:

Comprehensive income (loss) attributable to Nidec Corporation:

¥10,344 million of comprehensive income attributable to Nidec Corporation for the six months ended September 30, 2012

¥1,686 million of comprehensive loss attributable to Nidec Corporation for the six months ended September 30, 2011

(2) Consolidated Financial Position

	Yen in millions (except for per share amounts)
	September 30, 2012	March 31, 2012
Total assets	¥840,685	¥800,401
Total equity	402,814	425,611
Nidec Corporation shareholders’ equity	347,842	370,182
Nidec Corporation shareholders’ equity to total assets	41.4%	46.2%
Nidec Corporation shareholders’ equity per share	¥2,623.17	¥2,705.32

2. Dividends

	Yen
	Year ending March 31, 2013 (target)	Year ended March 31, 2012 (actual)
Interim dividend per share	¥45.00	¥45.00
Year-end dividend per share	50.00	45.00
Annual dividend per share	¥95.00	¥90.00

Note:

 Revision of previously announced dividend targets during this reporting period: None

3. Forecast of Consolidated Financial Performance (for the fiscal year ending March 31, 2013)

Yen in millions (except for per share amounts)
Net sales	¥720,000
Operating income	80,000
Income from continuing operations before income taxes	71,000
Net income attributable to Nidec Corporation	50,000
Net income attributable to Nidec Corporation per share-basic	¥370.45

Notes:

1) Revision of previously announced financial performance forecast during this reporting period: Yes

2) “Net income attributable to Nidec Corporation per share—basic” reflects the share exchange transaction between Nidec Corporation and Nidec Sankyo Corporation on October 1, 2012 to make Nidec Sankyo a wholly owned subsidiary, in which transaction 3,175,315 shares in the aggregate of treasury stock of Nidec Corporation were allocated to Nidec Sankyo shareholders.

4. Others

(1) Changes in significant subsidiaries (changes in “specified subsidiaries” (tokutei kogaisha) accompanying changes in the scope of consolidation) during this period: None

(2) Adoption of simplified accounting methods and accounting methods used specifically for quarterly consolidated financial statements: Yes (See “2. Others” on page 20 for detailed information.)

(3) Changes in accounting policies, procedures and presentation rules applied in the preparation of the interim consolidated financial statements

1. Changes due to revisions to accounting standards: Yes (See “2. Others” on page 20 for detailed information.)

2. Changes due to other reasons: Not applicable

(4) Number of shares issued (common stock)

1. Number of shares issued and outstanding at the end of each period (including treasury stock):

145,075,080 shares at September 30, 2012

145,075,080 shares at March 31, 2012

2. Number of treasury stock at the end of each period:

12,471,370 shares at September 30, 2012

8,240,496 shares at March 31, 2012

3. Weighted-average number of shares issued and outstanding at the beginning and end of each period:

134,159,373 shares for the six months ended September 30, 2012

138,145,932 shares for the six months ended September 30, 2011

Investor presentation materials relating to our financial results for the six months ended September 30, 2012, are expected to be published on our corporate website on October 25, 2012.

1. Operating and Financial Review and Prospects

(1) Analysis of Operating Results

1. Overview of Business Environment for the Six Months Ended September 30, 2012

The global economic conditions during the six months ended September 30, 2012 continued to be more challenging than initially expected at the beginning of the current fiscal year as signs of the recession in Europe worsening and becoming prolonged, and signs of the emerging economies, including China, which had been expected to contribute to a global economic expansion, slowing down, became more prevalent.  Although a support mechanism for the European countries with sovereign credit issues was being established, what impact it will have on the real economy and the extent of such impact remain to be seen, including the adverse impact of the austerity measures.

In this business environment, under our basic strategic goal, “Strive toward a strong business group,” we continued to make efforts to increase sales and improve profitability with primary focuses on efforts to re-accelerate our growth by proactively seeking opportunities to enter into newly emerging markets and acquire businesses, achieve larger revenue and profit, and enhance our global business management system.

Under these circumstances,

1.

Our net sales decreased approximately ¥3,800 million, or 1%, to ¥353,540 million for the six months ended September 30, 2012 (“this six-month period”) compared to the six months ended September 30, 2011 (“the same period of the prior year”). However, each of our operating income, income from continuing operations before income taxes and net income attributable to Nidec Corporation for this six-month period increased compared to the same period of the prior year. Net income attributable to Nidec Corporation increased approximately ¥4,400 million, or 19%, to approximately ¥26,900 million for this six-month period compared to the same period of the prior year. Net income attributable to Nidec Corporation for this six-month period exceeded our most recent forecast released on April 24, 2012 by approximately ¥900 million, or 4%.

2.

Our net sales for the three months ended September 30, 2012 (“this 2Q”) were approximately ¥174,500 million, a decrease of approximately ¥4,500 million, or 3%, compared to the three months ended June 30, 2012 (“this 1Q”). Although our operating income for this 2Q decreased approximately 10% compared to this 1Q, our net income attributable to Nidec Corporation for this 2Q decreased 0.4% compared to this 1Q mainly due to the positive impact of a decrease in foreign exchange loss and a decrease in the estimated effective tax rate.

2. Consolidated Operating Results

Consolidated Operating Results for the Six Months Ended September 30, 2012 (“this six-month period”), Compared to the Six Months Ended September 30, 2011 (“the same period of the prior year”)

			Yen in millions
	Six months ended September 30, 2012	Six months ended September 30, 2011	Increase or decrease	Increase or decrease ratio
Net sales	353,540	357,291	(3,751)	(1.0)%
Operating income	42,816	40,767	2,049	5.0%
Income from continuing operations before income taxes	37,670	34,587	3,083	8.9%
Net income attributable to Nidec Corporation	26,920	22,529	4,391	19.5%

Consolidated net sales decreased 1.0% to ¥353,540 million for this six-month period compared to the same period of the prior year. Operating income increased 5.0% to ¥42,816 million for this six-month period compared to the same period of the prior year. The ratio of operating income to net sales, or operating income ratio, for this six-month period increased 0.7 percentage points to 12.1% for this six-month period from 11.4% for the same period of the prior year. The average exchange rate between the U.S. dollar and the Japanese yen for this six-month period was ¥79.41 to the dollar, which reflected an appreciation of the Japanese yen against the U.S. dollar of ¥0.41, or approximately 1%, compared to the same period of the prior year. The average exchange rate between the Euro and the Japanese yen for this six-month period was ¥100.64 to the Euro, which reflected an appreciation of the Japanese yen against the Euro of ¥13.15, or approximately 12%, compared to the same period of the prior year. The appreciation of the Japanese yen and other Asian currencies against the U.S. dollar and the Euro had a negative effect on our net sales of approximately ¥4,900 million as well as on our operating income of ¥1,400 million for this six-month period compared to the same period of the prior year.

Income from continuing operations before income taxes increased 8.9% to ¥37,670 million for this six-month period compared to the same period of the prior year. Foreign exchange loss (mainly relating to translation of foreign currency-denominated assets) decreased approximately ¥300 million to approximately ¥4,800 million for this six-month period from approximately ¥5,100 million for the same period of the prior year. Net income attributable to Nidec Corporation increased 19.5% to ¥26,920 million for this six-month period compared to the same period of the prior year.

Operating Results by Product Category for This Six-Month Period Compared to the Same Period of the Prior Year

Small precision motors-

			Yen in millions
	Six months ended September 30, 2012	Six months ended September 30, 2011	Increase or decrease	Increase or decrease ratio
Net sales of small precision motors	156,692	157,572	(880)	(0.6)%
Hard disk drives spindle motors	88,605	93,265	(4,660)	(5.0)%
Other small precision motors *	68,087	64,307	3,780	5.9%
Operating income of small precision motors	30,238	26,533	3,705	14.0%

*  Starting in the interim reporting period ended September 30, 2012, the “small precision motors” product category is divided into “hard disk drives spindle motors” and “other small precision motors,” considering the similarities with respect to the products that are included in the new “other small precision motors” sub-category. To enable comparisons between periods, previously reported amounts have been reclassified.

Net sales of small precision motors decreased 0.6% to ¥156,692 million for this six-month period compared to the same period of the prior year. This was mainly due to a decrease in sales of spindle motors for hard disk drives (“HDDs”), which was partially offset by an increase in sales of other small precision motors. The appreciation of the Japanese yen and other Asian currencies against the U.S. dollar had a negative effect on our sales of small precision motors of approximately ¥900 million for this six-month period compared to the same period of the prior year.

Net sales of spindle motors for HDDs for this six-month period decreased ¥4,660 million, or 5.0%, compared to the same period of the prior year. The number of units sold of spindle motors for HDDs decreased approximately 13% compared to the same period of the prior year. The average unit price of spindle motors for HDDs on a Japanese yen basis for this six-month period increased approximately 8% compared to the same period of the prior year mainly due to an approximately 9% increase in the average unit price on a U.S. dollar basis, partially offset by the negative impact of the approximately 1% appreciation of the Japanese yen against the U.S. dollar.

The number of units sold of spindle motors for 3.5-inch HDDs and 2.5-inch HDDs for this six-month period decreased approximately 15% and 11%, respectively, compared to the same period of the prior year. The average unit price of spindle motors for 3.5-inch HDDs and 2.5-inch HDDs on a U.S. dollar basis for this six-month period increased approximately 11% and 8%, respectively, compared to the same period of the prior year. As a result, net sales of spindle motors for 3.5-inch HDDs and 2.5-inch HDDs for this six-month period decreased approximately 5% and 4%, respectively, compared to the same period of the prior year.

Net sales of other small precision motors for this six-month period increased ¥3,780 million, or 5.9%, compared to the same period of the prior year. This was primarily due to the contribution of Nidec Seimitsu Corporation for the full period in this six-month period whereas Nidec Seimitsu’s net sales were included only after our acquisition in July 2011 for the same period of the prior year. Nidec Seimitsu’s net sales for the three months ended June 30, 2012 were approximately ¥3,400 million. With respect to Nidec Corporation and its direct-line subsidiaries, sales of other small precision brushless DC motors for this six-month period decreased approximately 7% compared to the same period of the prior year. This decrease was mainly due to an approximately 11% decrease in the number of units sold and the 1% appreciation of the Japanese yen against the U.S. dollar despite an approximately 6% increase in the average unit price on a U.S. dollar basis for this six-month period compared to the same period of the prior year. Sales of brushless DC fans at Nidec Corporation and its direct-line subsidiaries for this six-month period increased approximately 5.0% compared to the same period of the prior year. This was mainly due to a 14% increase in the average unit price on a U.S. dollar basis although the number of units sold for this six-month period decreased approximately 7% compared to the same period of the prior year.

Operating income of small precision motors increased 14.0% to ¥30,238 million for this six-month period compared to the same period of the prior year, and our operating income ratio for this six-month period was 19.3%. This was mainly due to a gain from insurance proceeds relating to the Thai flooding.

Automotive, household, commercial and industrial products-

			Yen in millions
	Six months ended September 30, 2012	Six months ended September 30, 2011	Increase or decrease	Increase or decrease ratio
Net sales of automotive, household, commercial and industrial products	112,633	106,739	5,894	5.5%
Household, commercial and industrial products	69,536	67,810	1,726	2.5%
Automotive products	43,097	38,929	4,168	10.7%
Operating income of automotive, household, commercial and industrial products	5,388	4,970	418	8.4%

Note: Starting in the interim reporting period ended September 30, 2012, the “general motors” product category is renamed as “automotive, household, commercial and industrial products” and the automotive components that were previously included in the “other” product category have been reclassified to the “automotive, household, commercial and industrial products” product category. To enable comparisons between periods, previously reported amounts have been reclassified.

Net sales of automotive, household, commercial and industrial products increased 5.5% to ¥112,633 million for this six-month period compared to the same period of the prior year.

Net sales of household, commercial and industrial products for this six-month period increased 2.5% compared to the same period of the prior year primarily due to approximately ¥7,900 million of sales at Ansaldo Sistemi Industriali S.p.A., which was newly consolidated in this six-month period, partially offset by the weaker market demand for home appliances in Europe and the United States.

Net sales of automotive products for this six-month period increased 10.7% compared to the same period of the prior year. Within the automotive products category, sales of automotive motors for electric power steering by Nidec Corporation and its direct-line subsidiaries for this six-month period increased approximately 26% compared to the same period of the prior year mainly as a result of our efforts to expand our customer base and an increase in sales to our existing customers. Sales of control valve assembly products for continuously variable transmissions (CVTs) at Nidec Tosok Corporation for this six-month period increased approximately 21% compared to the same period of the prior year, due mainly to an increase in customer demand. The fluctuations in foreign exchange rates had a negative effect on our net sales of automotive, household, commercial and industrial products for this six-month period of approximately ¥3,500 million compared to the same period of the prior year.

Operating income of automotive, household, commercial and industrial products increased 8.4% to ¥5,388 million for this six-month period compared to the same period of the prior year mainly as a result of our efforts to improve the profitability of the automotive, household, commercial and industrial products category through cost reduction and other measures as well as the positive impact of the newly consolidated Ansaldo Sistemi Industriali.

Machinery-

			Yen in millions
	Six months ended September 30, 2012	Six months ended September 30, 2011	Increase or decrease	Increase or decrease ratio
Net sales of machinery	31,266	36,616	(5,350)	(14.6)%
Operating income of machinery	4,721	5,105	(384)	(7.5)%

Net sales of machinery decreased 14.6% to ¥31,266 million for this six-month period compared to the same period of the prior year mainly due to a decrease in sales of LCD panel handling robots at Nidec Sankyo resulting from the weakening demand for LCD television sets. Net sales of machinery at The Minster Machine Company, which became a consolidated subsidiary during this six-month period (“Minster”), were approximately ¥5,500 million for this six-month period.

Operating income of machinery decreased 7.5% to ¥4,721 million for this six-month period compared to the same period of the prior year mainly due to the sales decrease. Operating income ratio improved to over 15% for this six-month period.

Electronic and optical components-

			Yen in millions
	Six months ended September 30, 2012	Six months ended September 30, 2011	Increase or decrease	Increase or decrease ratio
Net sales of electronic and optical components	49,114	52,225	(3,111)	(6.0)%
Operating income of electronic and optical components	4,866	6,374	(1,508)	(23.7)%

Net sales of electronic and optical components decreased 6.0% to ¥49,114 million for this six-month period compared to the same period of the prior year primarily due to lower sales of such products as electronic circuits and censors at Nidec Copal Electronics Corporation.

Operating income of electronic and optical components decreased 23.7% to ¥4,866 million for the this six-month period compared to the same period of the prior year mainly due to lower sales and the negative effect of changes in the product mix of the electronic and optical components product category.

Other products-

			Yen in millions
	Six months ended September 30, 2012	Six months ended September 30, 2011	Increase or decrease	Increase or decrease ratio
Net sales of other products	3,835	4,139	(304)	(7.3)%
Operating income of other products	468	412	56	13.6%

Note: The automotive products that were previously included in the “other” product category have been reclassified to the “automotive, household, commercial and industrial products” product category. To enable comparisons between periods, previously reported amounts have been reclassified.

Net sales of other products decreased 7.3% to ¥3,835 million for this six-month period compared to the same period of the prior year.

Operating income of other products increased 13.6% to ¥468 million for this six-month period compared to the same period of the prior year.

Consolidated Operating Results for the Three Months Ended September 30, 2012 (“this 2Q”), Compared to the Three Months Ended June 30, 2012 (“this 1Q”)

			Yen in millions
	Three months ended September 30, 2012	Three months ended June 30, 2012	Increase or decrease	Increase or decrease ratio
Net sales	174,519	179,021	(4,502)	(2.5)%
Operating income	20,314	22,502	(2,188)	(9.7)%
Income from continuing operations before income taxes	19,017	18,653	364	2.0%
Net income attributable to Nidec Corporation	13,434	13,486	(52)	(0.4)%

Consolidated net sales and operating income for this 2Q decreased 2.5% to ¥174,519 million and 9.7% to ¥20,314 million, respectively, compared to this 1Q. Operating income ratio for this 2Q was 11.6%. The average exchange rate between the U.S. dollar and the Japanese yen for this 2Q was ¥78.62 to the dollar, which reflected an appreciation of the Japanese yen against the U.S. dollar of ¥1.58, or approximately 2%, compared to this 1Q. The average exchange rate between the Euro and the Japanese yen for this 2Q was ¥98.36 to the Euro, which reflected an appreciation of the Japanese yen against the Euro of ¥4.55, or approximately 4%, compared to this 1Q. The appreciation of the Japanese yen and other Asian currencies against the U.S. dollar and the Euro had a negative effect on our net sales of approximately ¥2,600 million as well as on our operating income of approximately ¥500 million for this 2Q compared to this 1Q.

Income from continuing operations before income taxes increased 2.0% to ¥19,017 million for this 2Q compared to this 1Q. We recorded approximately ¥300 million of foreign exchange loss for this 2Q compared to approximately ¥4,500 million of foreign exchange loss for this 1Q, which had a positive impact on our income from continuing operations before income taxes of approximately ¥4,200 million for this 2Q compared to this 1Q. Net income attributable to Nidec Corporation decreased 0.4% to ¥13,434 million for this 2Q compared to this 1Q.

Operating Results by Product Category for This 2Q Compared to This 1Q

Small precision motors-

			Yen in millions
	Three months ended September 30, 2012	Three months ended June 30, 2012	Increase or decrease	Increase or decrease ratio
Net sales of small precision motors	73,224	83,468	(10,244)	(12.3)%
Hard disk drives spindle motors	40,163	48,442	(8,279)	(17.1)%
Other small precision motors	33,061	35,026	(1,965)	(5.6)%
Operating income of small precision motors	12,992	17,246	(4,254)	(24.7)%

*: Starting in the interim reporting period ended September 30, 2012, the “small precision motors” product category is divided into “hard disk drives spindle motors” and “other small precision motors,” considering the similarities with respect to the products that are included in the new “other small precision motors” sub-category. To enable comparisons between periods, previously reported amounts have been reclassified.

Net sales of small precision motors decreased 12.3% to ¥73,224 million for this 2Q compared to this 1Q mainly due to a decrease in sales of hard disk drives spindle motors and the negative impact of the appreciation of the Japanese yen appreciation against the U.S. dollar.

Net sales of spindle motors for HDDs for this 2Q decreased ¥8,279 million, or 17.1%, compared to this 1Q. The number of units sold for this 2Q decreased approximately 12% compared to this 1Q. The average unit price on a Japanese yen basis for this 2Q decreased approximately 5% compared to this 1Q mainly due to a 3% decrease in the average unit price on a U.S. dollar basis and the 2% appreciation of the Japanese yen against the U.S. dollar. The number of units sold of spindle motors for 2.5-inch HDDs and 3.5-inch HDDs for this 2Q decreased approximately 11% and 15%, respectively, compared to this 1Q.

Net sales of other small precision motors for this 2Q decreased ¥1,965 million, or 5.6%, compared to this 1Q. This decrease was mainly due to lower sales of motors for amusement gaming machines at Nidec Sankyo. With respect to Nidec Corporation and its direct-line subsidiaries, sales of other small precision brushless DC motors for this 2Q decreased approximately 4% compared to this 1Q mainly due to an approximately 4% decrease in the average unit price on a U.S. dollar basis, despite a 2% increase in the number of units sold. Sales of brushless DC fans at Nidec Corporation and its direct-line subsidiaries for this 2Q increased approximately 9% compared to this 1Q mainly due to an approximately 9% increase in the number of units sold and an approximately 2% increase in the average unit price on a U.S. dollar basis.

Operating income of small precision motors decreased 24.7% to ¥12,992 million for this 2Q compared to this 1Q. This was mainly due to the decrease in sales of hard disk drives spindle motors and a smaller gain from insurance proceeds relating to the Thai flooding for this 2Q compared to this 1Q.

Automotive, household, commercial and industrial products-

			Yen in millions
	Three months ended September 30, 2012	Three months ended June 30, 2012	Increase or decrease	Increase or decrease ratio
Net sales of automotive, household, commercial and industrial products	58,660	53,973	4,687	8.7%
Household, commercial and industrial products	37,566	31,970	5,596	17.5%
Automotive products	21,094	22,003	(909)	(4.1)%
Operating income of automotive, household, commercial and industrial products	2,660	2,728	(68)	(2.5)%

Note: Starting in the interim reporting period ended September 30, 2012, the “general motors” product category is renamed as “automotive, household, commercial and industrial products” and the automotive components that were previously included in the “other” product category have been reclassified to the “automotive, household, commercial and industrial products” product category. To enable comparisons between periods, previously reported amounts have been reclassified.

Net sales of automotive, household, commercial and industrial products increased 8.7% to ¥58,660 million for this 2Q compared to this 1Q.

Net sales of household, commercial and industrial products for this 2Q increased 17.5% compared to this 1Q mainly due to an approximately ¥7,900 million of sales at Ansaldo Sistemi Industriali, which was newly consolidated in this 2Q, partially offset by seasonal decreases in sales of motors for air conditioners at Nidec Motor Corporation and Nidecc Techno Motor Corporation. Sales of automotive products for this 2Q decreased compared to this 1Q. The fluctuations in foreign exchange rates had a negative effect on our net sales of automotive, household, commercial and industrial products for this 2Q of approximately ¥1,100 million compared to this 1Q.

Operating income of automotive, household, commercial and industrial products decreased 2.5% to ¥2,660 million for this 2Q compared to this 1Q mainly due to the seasonal decrease in sales of household, commercial and industrial products and a negative impact of foreign exchange rate fluctuations of ¥300 million, partially offset by the improved profit at Nidec Tosok with respect to automotive components and the contribution of Ansaldo Sistemi Industriali.

Machinery-

			Yen in millions
	Three months ended September 30, 2012	Three months ended June 30, 2012	Increase or decrease	Increase or decrease ratio
Net sales of machinery	15,562	15,704	(142)	(0.9)%
Operating income of machinery	2,500	2,221	279	12.6%

Net sales of machinery decreased 0.9% to ¥15,562 million for this 2Q compared to this 1Q mainly due to a decrease in sales of such products power transmission equipment at Nidec-Shimpo Corporation, which was partially offset by an increase in sales of such products as card readers at Nidec Sankyo.

Operating income of machinery increased 12.6% to ¥2,500 million for this 2Q compared to this 1Q mainly due to the increase in sales at Nidec Sankyo and our efforts to improve the profitability of our machinery product category.

Electronic and optical components-

			Yen in millions
	Three months ended September 30, 2012	Three months ended June 30, 2012	Increase or decrease	Increase or decrease ratio
Net sales of electronic and optical components	24,862	24,252	610	2.5%
Operating income of electronic and optical components	3,065	1,801	1,264	70.2%

Net sales of electronic and optical components increased 2.5% to ¥24,862 million for this 2Q compared to this 1Q mainly due to an increase in customer demand for parts for digital cameras at Nidec Copal Corporation.

Operating income of electronic and optical components increased 70.2% to ¥3,065 million for this 2Q compared to this 1Q mainly due to our efforts to improve the profitability of our electronic and optical components product category through cost reduction and other measures and the positive effect of changes in the product mix of the electronic and optical components product category.

Other products-

			Yen in millions
	Three months ended September 30, 2012	Three months ended June 30, 2012	Increase or decrease	Increase or decrease ratio
Net sales of other products	2,211	1,624	587	36.1%
Operating income of other products	303	165	138	83.6%

Note: The automotive products that were previously included in the “other” product category have been reclassified to the “automotive, household, commercial and industrial products” product category. To enable comparisons between periods, previously reported amounts have been reclassified.

Net sales of other products increased 36.1% to ¥2,211 million for this 2Q compared to this 1Q.

Operating income of other products increased 83.6% to ¥303 million for this 2Q compared to this 1Q.

(2) Financial Position

	As of September 30, 2012	As of March 31, 2012	Increase or decrease
Total assets (million)	¥840,685	¥800,401	¥40,284
Total liabilities (million)	437,871	374,790	63,081
Nidec Corporation shareholders’ equity (million)	347,842	370,182	(22,340)
Interest-bearing debt (million) *1	252,562	188,518	64,044
Net interest-bearing debt (million) *2	¥134,485	¥58,228	¥76,257
Debt ratio (%) *3	30.0	23.6	6.4
Debt to equity ratio (“D/E ratio”) (times) *4	0.73	0.51	0.22
Net D/E ratio (times) *5	0.39	0.16	0.23
Nidec Corporation shareholders' equity to total assets (%)	41.4	46.2	(4.8)

Notes:

*1: The sum of “short-term borrowings,” “current portion of long-term debt” and “long-term debt” in our consolidated balance sheet, including convertible bonds

*2: “Interest-bearing debt” less “cash and cash equivalents”

*3: “Interest-bearing debt” divided by “total assets”

*4: “Interest-bearing debt” divided by “Nidec Corporation shareholders' equity”

*5: “Net interest-bearing debt” divided by “Nidec Corporation shareholders' equity”

Total assets increased approximately ¥40,300 million to ¥840,685 million as of September 30, 2012 compared to March 31, 2012. This increase was primarily due to an increase of approximately ¥38,700 million in goodwill and an increase of approximately ¥14,600 million in property, plant and equipment, partially offset by a decrease in cash and cash equivalents of approximately ¥12,200 million.

Total liabilities increased approximately ¥63,100 million to ¥437,871 million as of September 30, 2012 compared to March 31, 2012. Our short-term borrowings increased approximately ¥39,900 million to approximately ¥126,500 million as of September 30, 2012 compared to March 31, 2012. Our net interest-bearing debt increased approximately ¥76,300 million to approximately ¥134,500 million as of September 30, 2012 compared to March 31, 2012. Our debt ratio increased to 30.0% as of September 30, 2012 from 23.6% as of March 31, 2012. Our debt to equity ratio was 0.73 as of September 30, 2012, compared to 0.51 as of March 31, 2012. Our net debt to equity ratio was 0.39 as of September 30, 2012, compared to 0.16 as of March 31, 2012.

As of September 30, 2012, the current portion of long-term debt increased approximately ¥112,200 million and long-term debt decreased approximately ¥88,100 million compared to March 31, 2012 mainly as a result of the reclassification of the euro yen convertible bonds with stock acquisition rights due 2015 from long-term liability to current liability, as the convertible bonds will become redeemable at the option of holders of the bonds within one year.

Nidec Corporation shareholders’ equity decreased approximately ¥22,300 million to ¥347,842 million as of September 30, 2012 compared to March 31, 2012. The decrease in Nidec Corporation shareholders’ equity was mainly due to repurchases of shares of our common stock (representing 2.92% of our shares issued and outstanding) for approximately ¥26,700 million for the six months ended September 30, 2012 and an increase in accumulated other comprehensive loss of approximately ¥16,600 million mainly due to foreign currency translation adjustments, which were partially offset by an increase in retained earnings of approximately ¥20,800 million. Nidec Corporation shareholders' equity to total assets decreased to 41.4% as of September 30, 2012 from 46.2% as of March 31, 2012.

In connection with our acquisition of Minster, Ansaldo Sistemi Industriali and Avtron Industrial Automation, Inc. (“Avtron”) in the six months ended September 30, 2012, we recorded approximately ¥76,100 million in assets in the aggregate, including approximately ¥40,100 million in goodwill, and approximately ¥22,400 million in liabilities in the aggregate, including approximately ¥6,100 million in trade notes and accounts payable. We are currently evaluating the fair values of the assets acquired and the liabilities assumed upon the acquisitions of Minster, Ansaldo Sistemi Industriali and Avtron. These assets and liabilities have been recorded on our consolidated balance sheet based on preliminary management estimation as of September 30, 2012.

Overview of Cash Flow-

	(Yen in millions)
	For the six months ended September 30		Increase or decrease
	2012	2011
Net cash provided by operating activities	¥39,995	¥28,578	¥11,417
Net cash used in investing activities	(78,180)	(16,669)	(61,511)
Free cash flow *1	(38,185)	11,909	(50,094)
Net cash provided by financing activities	¥32,446	¥3,060	¥29,386

Note:

*1: To supplement our statements of cash flows presented on a GAAP basis, we use non-GAAP measures of cash flows to analyze cash flows generated from our operations. The presentation of non-GAAP free cash flow is not meant to be considered in isolation or as an alternative to net income as an indicator of our performance, or as an alternative to cash flows from operating activities as a measure of liquidity. Our free cash flow is the sum of “net cash flow from operating activities” and “net cash flow from investing activities.”

Cash flows from operating activities for the six months ended September 30, 2012 (“this six-month period”) were a net cash inflow of ¥39,995 million. Compared to the six months ended September 30, 2011 (“the same period of the prior year”), our cash inflow from operating activities for this six-month period increased approximately ¥11,400 million. This increase was mainly due to an increase in consolidated net income of approximately ¥3,900 million and an increase in cash inflow from net changes in operating assets and liabilities of approximately ¥19,600 million.

Cash flows from investing activities for this six-month period were a net cash outflow of ¥78,180 million. Compared to the same period of the prior year, our net cash outflow increased approximately ¥61,500 million mainly due to an increase in acquisitions of business, net of cash acquired, of approximately ¥49,800 million and an increase in additional purchases of property, plant and equipment of approximately ¥14,500 million.

As a result, we had a negative free cash flow of ¥38,185 million for this six-month period compared to a positive free cash flow of ¥11,909 million for the same period of the prior year.

Cash flows from financing activities for this six-month period were a net cash inflow of ¥32,446 million. Compared to the same period of the prior year, our net cash inflow for this six-month period increased approximately ¥29,400 million. For this six-month period, we had ¥25,200 million in proceeds from issuance of long-term debt and an approximately ¥21,900 million increase in short-term borrowings, which were partially offset by an increase of approximately ¥17,800 million in repurchases of treasury stock.

As a result of the foregoing and the impact of foreign exchange fluctuations, the balance of cash and cash equivalents as of September 30, 2012 was ¥118,077 million, a decrease of approximately ¥12,200 million from March 31, 2012.

(3) Business Forecasts for the Fiscal Year ending March 31, 2013

As the recession in Europe continues to have an adverse effect on the global economy, including China and other emerging economies, the demand for our products is expected further to decrease.  In light of this trend and other factors, we have reviewed our previously announced financial performance forecasts, which were based on our assumption that the trend would reverse and the demand would increase in the six months ending March 31, 2013, and have determined to revise downward our previously announced financial performance forecasts for the fiscal year ending March 31, 2013, as shown below.

However, we have not revised our dividend target for the fiscal year ending March 31, 2013, which remains at ¥95 per share.

Forecasts of consolidated results for the fiscal year ending March 31, 2013

Net sales	¥720,000 million	(Up 5.5% from the previous fiscal year)
Operating income	¥80,000 million	(Up 9.5% from the previous fiscal year)
Income from continuing operations before income taxes	¥71,000 million	(Up 0.2% from the previous fiscal year)
Net income attributable to Nidec Corporation	¥50,000 million	(Up 22.8% from the previous fiscal year)

Note:

The exchange rates used for the preparation of the foregoing forecasts are US$1 = ¥78 and €1 = ¥95. The exchange rates between the relevant Asian currencies and the Japanese yen used for the preparation of the foregoing forecasts were determined assuming these U.S. dollar-Japanese yen and the Euro-Japanese yen exchange rates.

2. Others

(1) Changes in significant subsidiaries during this period

None.

(2) Adoption of simplified accounting methods and accounting methods used specifically for quarterly consolidated financial statements

   (Accounting method relating to corporate income tax and other taxes)

Corporate income tax and other taxes are calculated for the quarterly reporting period based on an estimated annual tax rate which is based on the statutory income tax rate.

(3) Changes in accounting method in this period

As of April 1, 2012, NIDEC adopted FASB Accounting Standards Codification™ (ASC) 220 “Comprehensive Income” updated by Accounting Standards Update (ASU) No. 2011-05 “Presentation of Comprehensive Income” and ASU 2011-12 “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05.” ASU 2011-05 eliminates the option to report other comprehensive income and its components in the consolidated statement of changes in equity and requires an entity to report components of comprehensive income in either a continuous statement of comprehensive income or two separate but consecutive statements. ASU 2011-12 indefinitely defers the requirement in ASU 2011-05 to present reclassification adjustments out of accumulated other comprehensive income by component in both the statement in which net income is presented and the statement in which other comprehensive income is presented. During the deferral period, the existing requirements in U.S. GAAP for the presentation of reclassification adjustments must continue to be followed. These standards are provisions for disclosure. The adoption of these standards did not have any impact on NIDEC’s consolidated financial position, results of operations or liquidity.

As of April 1, 2012, NIDEC adopted FASB ASC 350 “Intangibles-Goodwill and Other” updated by ASU 2011-08 “Testing Goodwill for Impairment.” ASU 2011-08 allows an entity the option of performing a qualitative assessment before calculating the fair value of a reporting unit. If an entity determines, on the basis of qualitative factors, that the fair value of the reporting unit is more likely than not less than the carrying amount, the two-step impairment test would be required. The adoption of this standard did not have any material impact on NIDEC’s consolidated financial position, results of operations or liquidity.

Cautionary Note Regarding Forward-Looking Statements

This report contains forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended) about Nidec Corporation and its group companies (the “Nidec Group”). These forward-looking statements are based on the current expectations, assumptions, estimates and projections of the Nidec Group in light of the information currently available to it. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “forecast” or similar words. These statements discuss future expectations, identify strategies, contain projections of the results of operations or financial condition of the Nidec Group, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. The Nidec Group cannot promise that the expectations expressed in these forward-looking statements will prove to be correct. Actual results could be materially different from and worse than the Nidec Group’s expectations as a result of certain factors, including, but not limited to, (i) direct and indirect impact of the floods in Thailand, (ii) direct and indirect impact of the earthquake in northern Japan in March 2011 and subsequent events and developments, including recovery of manufacturing levels and electricity supply shortages in Japan, (iii) the Nidec Group’s ability to design, develop, mass produce and win acceptance of its products, (iv) general economic conditions in the computer, information technology, home appliance, industrial and commercial machinery and equipment, automobile and related product markets, particularly levels of consumer spending, (v) exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar, the euro and other currencies in which the Nidec Group makes significant sales or in which the Nidec Group’s assets and liabilities are denominated, (vi) the Nidec Group’s ability to acquire and successfully integrate companies with complementary technologies and product lines, including, but not limited to, Nidec Motor Corporation, Nidec Seimitsu Corporation, The Minster Machine Company, Ansaldo Sistemi Industriali S.p.A., Nidec Sankyo Corporation, Jiangsu Kaiyu Auto Appliance Co., Ltd., SCD Co., Ltd., Avtron Industrial Automation Inc. and Kinetek Group Inc., and (vii) adverse changes in laws, regulations or economic policies in any of the jurisdictions where the Nidec Group has manufacturing or other operations.

3. Consolidated Financial Statements (U.S. GAAP) (unaudited)

(1) Consolidated Balance Sheets

Assets

	Yen in millions
	September 30, 2012		March 31, 2012		Increase or decrease
	Amount	%	Amount	%	Amount
Current assets:
Cash and cash equivalents	¥118,077		¥130,290		¥(12,213)
Trade notes receivable	11,268		11,207		61
Trade accounts receivable	164,629		171,255		(6,626)
Inventories:
Finished goods	41,382		40,069		1,313
Raw materials	27,103		25,363		1,740
Work in progress	23,759		22,362		1,397
Supplies and other	3,320		3,659		(339)
Other current assets	38,267		35,082		3,185
Total current assets	427,805	50.9	439,287	54.9	(11,482)

Investments and advances:
Marketable securities and other securities investments	12,786		14,818		(2,032)
Investments in and advances to affiliated companies	733		754		(21)
Total investments and advances	13,519	1.6	15,572	1.9	(2,053)

Property, plant and equipment:
Land	40,191		39,996		195
Buildings	136,867		133,911		2,956
Machinery and equipment	291,501		289,139		2,362
Construction in progress	26,436		22,196		4,240
Sub-total	494,995	58.9	485,242	60.6	9,753
Less - Accumulated depreciation	(249,541)	(29.7)	(254,411)	(31.8)	4,870
Total property, plant and equipment	245,454	29.2	230,831	28.8	14,623
Goodwill	119,237	14.2	80,525	10.1	38,712
Other non-current assets	34,670	4.1	34,186	4.3	484
Total assets	¥840,685	100.0	¥800,401	100.0	¥40,284

Liabilities and Equity

	Yen in millions
	September 30, 2012		March 31, 2012		Increase or decrease
	Amount	%	Amount	%	Amount
Current liabilities:
Short-term borrowings	¥126,543		¥86,608		¥39,935
Current portion of long-term debt	112,910		674		112,236
Trade notes and accounts payable	107,240		107,345		(105)
Accrued expenses	24,787		22,983		1,804
Other current liabilities	27,344		34,750		(7,406)
Total current liabilities	398,824	47.4	252,360	31.5	146,464

Long-term liabilities:
Long-term debt	13,109		101,236		(88,127)
Accrued pension and severance costs	16,936		12,715		4,221
Other long-term liabilities	9,002		8,479		523
Total long-term liabilities	39,047	4.7	122,430	15.3	(83,383)

Total liabilities	437,871	52.1	374,790	46.8	63,081

Equity:
Common stock	66,551	7.9	66,551	8.3	-
Additional paid-in capital	66,954	8.0	66,762	8.3	192
Retained earnings	347,539	41.3	326,777	40.8	20,762

Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	(62,675)		(47,911)		(14,764)
Net unrealized gains and losses on securities	(913)		1,013		(1,926)
Net gains and losses on derivative instruments	183		73		110
Pension liability adjustments	(639)		(643)		4
Total accumulated other comprehensive income (loss)	(64,044)	(7.6)	(47,468)	(5.9)	(16,576)

Treasury stock, at cost	(69,158)	(8.2)	(42,440)	(5.3)	(26,718)
Total Nidec Corporation shareholders’ equity	347,842	41.4	370,182	46.2	(22,340)
Noncontrolling interests	54,972	6.5	55,429	7.0	(457)
Total equity	402,814	47.9	425,611	53.2	(22,797)
Total liabilities and equity	¥840,685	100.0	¥800,401	100.0	¥40,284

(2) Condensed Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Results for the six months ended September 30

Consolidated Statements of Income

	Yen in millions
	Six months ended September 30				Increase or decrease		Year ended March 31, 2012
	2012		2011
	Amount	%	Amount	%	Amount	%	Amount	%
Net sales	¥353,540	100.0	¥357,291	100.0	¥(3,751)	(1.0)	¥682,320	100.0
Cost of products sold	271,379	76.8	272,698	76.3	(1,319)	(0.5)	523,729	76.8
Selling, general and administrative expenses	23,958	6.7	28,887	8.1	(4,929)	(17.1)	55,471	8.1
Research and development expenses	15,387	4.4	14,939	4.2	448	3.0	30,050	4.4
Operating expenses	310,724	87.9	316,524	88.6	(5,800)	(1.8)	609,250	89.3
Operating income	42,816	12.1	40,767	11.4	2,049	5.0	73,070	10.7

Other income (expenses):
Interest and dividend income	859		661		198		1,634
Interest expenses	(271)		(116)		(155)		(299)
Foreign exchange gain (loss), net	(4,837)		(5,054)		217		(1,756)
Gain (loss) from marketable securities, net	129		(142)		271		(202)
Other, net	(1,026)		(1,529)		503		(1,591)
Total	(5,146)	(1.4)	(6,180)	(1.7)	1,034	-	(2,214)	(0.3)
Income from continuing operations before income taxes	37,670	10.7	34,587	9.7	3,083	8.9	70,856	10.4
Income taxes	(8,815)	(2.5)	(8,275)	(2.3)	(540)	-	(18,801)	(2.8)
Equity in net income (loss) of affiliated companies	23	0.0	4	0.0	19	475.0	0	0.0
Income from continuing operations	28,878	8.2	26,316	7.4	2,562	9.7	52,055	7.6
Loss on discontinued operations	-	-	(1,362)	(0.4)	1,362	-	(7,768)	(1.1)
Consolidated net income	28,878	8.2	24,954	7.0	3,924	15.7	44,287	6.5
Less: Net income attributable to noncontrolling interests	(1,958)	(0.6)	(2,425)	(0.7)	467	-	(3,556)	(0.5)
Net income attributable to Nidec Corporation	¥26,920	7.6	¥22,529	6.3	¥4,391	19.5	¥40,731	6.0

Note:

Pursuant to ASC 205-20 “Presentation of Financial Statements-Discontinued Operations”, results of discontinued operations were separated as “Loss from discontinued operations” from results of continuing operations. The results of the discontinued operations for the six months ended September 30, 2011 and for the fiscal year ended March 31, 2012 have been reclassified. Therefore, “Information by Product Category”, “Sales by Geographic Segment” and “Sales by Region” in this report have also been retrospectively reclassified.

Consolidated Statements of Comprehensive Income

	Yen in millions
	Six months ended September 30		Increase or		Year ended
	2012	2011	decrease		March 31, 2012
	Amount	Amount	Amount	%	Amount
Consolidated net income	¥28,878	¥24,954	¥3,924	15.7	¥44,287
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(15,559)	(23,674)	8,115	-	(2,560)
Net unrealized gains and losses on securities	(2,259)	(882)	(1,377)	-	(7)
Net gains and losses on derivative instruments	110	(1,131)	1,241	-	(146)
Pension liability adjustments	3	525	(522)	(99.4)	93
Total	(17,705)	(25,162)	7,457	-	(2,620)
Total comprehensive income (loss)	11,173	(208)	11,381	-	41,667
Less: Comprehensive (income) loss attributable to noncontrolling interests	(829)	(1,478)	649	-	(3,983)
Comprehensive income (loss) attributable to Nidec Corporation	¥10,344	¥(1,686)	¥12,030	-	¥37,684

Results for the three months ended September 30

Consolidated Statements of Income

	Yen in millions
	Three months ended September 30				Increase or decrease
	2012		2011
	Amount	%	Amount	%	Amount	%
Net sales	¥174,519	100.0	¥180,657	100.0	¥(6,138)	(3.4)
Cost of products sold	133,972	76.8	138,006	76.4	(4,034)	(2.9)
Selling, general and administrative expenses	12,346	7.1	14,203	7.8	(1,857)	(13.1)
Research and development expenses	7,887	4.5	7,528	4.2	359	4.8
Operating expenses	154,205	88.4	159,737	88.4	(5,532)	(3.5)
Operating income	20,314	11.6	20,920	11.6	(606)	(2.9)

Other income (expenses):
Interest and dividend income	335		318		17
Interest expenses	(153)		(59)		(94)
Foreign exchange gain (loss), net	(345)		(3,967)		3,622
Gain (loss) from marketable securities, net	129		(138)		267
Other, net	(1,263)		(747)		(516)
Total	(1,297)	(0.7)	(4,593)	(2.6)	3,296	-
Income from continuing operations before income taxes	19,017	10.9	16,327	9.0	2,690	16.5
Income taxes	(4,226)	(2.4)	(3,992)	(2.2)	(234)	-
Equity in net income (loss) of affiliated companies	4	0.0	1	0.0	3	300.0
Income from continuing operations	14,795	8.5	12,336	6.8	2,459	19.9
Loss on discontinued operations	-	-	(686)	(0.4)	686	-
Consolidated net income	14,795	8.5	11,650	6.4	3,145	27.0
Less: Net income attributable to noncontrolling interests	(1,361)	(0.8)	(1,331)	(0.7)	(30)	-
Net income attributable to Nidec Corporation	¥13,434	7.7	¥10,319	5.7	¥ 3,115	30.2

Note:

Pursuant to ASC 205-20 “Presentation of Financial Statements-Discontinued Operations”, results of discontinued operations were separated as “Loss from discontinued operations” from results of continuing operations. The results of the discontinued operations for the three months ended September 30, 2011 have been reclassified. Therefore, “Information by Product Category”, “Sales by Geographic Segment” and “Sales by Region” in this report have also been retrospectively reclassified.

Consolidated Statements of Comprehensive Income

	Yen in millions
	Three months ended September 30		Increase or
	2012	2011	decrease
	Amount	Amount	Amount	%
Consolidated net income	¥14,795	¥11,650	¥3,145	27.0
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(2,002)	(15,651)	13,649	-
Net unrealized gains and losses on securities	(782)	(947)	165	-
Net gains and losses on derivative instruments	342	(1,044)	1,386	-
Pension liability adjustments	(3)	(35)	32	-
Total	(2,445)	(17,677)	15,232	-
Total comprehensive income (loss)	12,350	(6,027)	18,377	-
Less: Comprehensive (income) loss attributable to noncontrolling interests	(1,141)	(459)	(682)	-
Comprehensive income (loss) attributable to Nidec Corporation	¥11,209	¥(6,486)	¥17,695	-

(3) Consolidated Statements of Cash Flows

	Yen in millions
	Six months ended September 30		Increase or decrease	Year ended March 31, 2012
	2012	2011
Cash flows from operating activities:
Consolidated net income	¥28,878	¥24,954	¥3,924	¥44,287
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	17,910	17,685	225	34,330
(Gain) loss from sales, disposal or impairment of property, plant and equipment	(81)	982	(1,063)	15,705
Loss recovery and gain on property, plant and equipment damaged in flood	(4,055)	-	(4,055)	(19,662)
Deferred income taxes	(4,519)	(1,162)	(3,357)	12,835
Equity in net income of affiliated companies	(23)	(4)	(19)	0
Foreign currency adjustments	1,945	3,229	(1,284)	236
Changes in operating assets and liabilities:
Decrease (increase) in notes and accounts receivable	10,960	(11,595)	22,555	(14,819)
Increase in inventories	(1,361)	(4,957)	3,596	(257)
Decrease in notes and accounts payable	(4,987)	(612)	(4,375)	(8,061)
Decrease in accrued income taxes	(4,400)	(2,250)	(2,150)	(2,259)
Other	(272)	2,308	(2,580)	(5,623)
Net cash provided by operating activities	39,995	28,578	11,417	56,712
Cash flows from investing activities:
Additions to property, plant and equipment	(34,250)	(19,761)	(14,489)	(41,446)
Proceeds from sales of property, plant and equipment	353	1,226	(873)	2,725
Insurance proceeds related to property, plant and equipment damaged in flood	44	-	44	20,804
Acquisitions of business, net of cash acquired	(47,093)	2,687	(49,780)	5,201
Other	2,766	(821)	3,587	(7,202)
Net cash used in investing activities	(78,180)	(16,669)	(61,511)	(19,918)
Cash flows from financing activities:
Increase in short-term borrowings	41,951	20,033	21,918	26,060
Proceeds from issuance of long-term debt	25,200	-	25,200	-
Repayments of long-term debt	(698)	(771)	73	(1,229)
Purchases of treasury stock	(26,718)	(8,882)	(17,836)	(10,155)
Payments for additional investments in subsidiaries	-	(454)	454	(454)
Dividends paid to shareholders of Nidec Corporation	(6,158)	(6,232)	74	(12,399)
Dividends paid to noncontrolling interests	(672)	(702)	30	(1,444)
Other	(459)	68	(527)	(1,193)
Net cash provided by (used in) financing activities	32,446	3,060	29,386	(814)

Effect of exchange rate changes on cash and cash equivalents	(6,474)	(7,629)	1,155	(11)
Net (decrease) increase in cash and cash equivalents	(12,213)	7,340	(19,553)	35,969
Cash and cash equivalents at beginning of period	130,290	94,321	35,969	94,321
Cash and cash equivalents at end of period	¥118,077	¥101,661	¥16,416	¥130,290

(4) Subsequent events

Completion of Acquisition of SCD Co., Ltd.

On October 2, 2012, Nidec Sankyo Corporation, the Company’s wholly owned subsidiary, acquired 51.4% of the voting rights in SCD Co., Ltd. (“SCD”).

1) Purpose of transaction

SCD develops, manufactures and sales products such as motor drive units for refrigerator and motors for air conditioners.

Following the acquisition, Nidec Sankyo aims to expand its sales channels into home appliance manufacturers in South Korea, which have advantage in markets in developing countries.

2) Funds for transaction	Own funds

Completion of Share exchange transaction with Nidec Sankyo Corporation

On October 1, 2012, the Company made the Nidec Sankyo Corporation (“NSNK”) a wholly owned subsidiary by way of share exchange transaction. The Company allocated 3,175,315 shares of its common stock held in treasury, for the share exchange transaction. As a result of this share exchange transaction the Company's interests in NSNK increased from 77.1% to 100.0%.

4. Supplementary Information (Six months ended September 30, 2012) (unaudited)

(1)Quarterly Financial Data for the three months ended September 30, 2012 and June 30, 2012

	Yen in millions
	Three months ended
	June 30, 2012		September 30, 2012
	Amount	%	Amount	%
Net sales	¥179,021	100.0	¥174,519	100.0
Operating income	22,502	12.6	20,314	11.6
Income from continuing operations before income taxes	18,653	10.4	19,017	10.9
Consolidated net income	14,083	7.9	14,795	8.5
Net income attributable to Nidec Corporation	¥13,486	7.5	¥13,434	7.7

(2)Information by Product Category

	Yen in millions
	Six months ended September 30, 2012
	Small precision motors	Automotive, household, commercial and industrial products	Machinery	Electronic and optical components	Others	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥156,692	¥112,633	¥31,266	¥49,114	¥3,835	¥353,540	¥-	¥353,540
Intersegment	385	173	3,225	311	2,830	6,924	(6,924)	-
Total	157,077	112,806	34,491	49,425	6,665	360,464	(6,924)	353,540
Operating expenses	126,839	107,418	29,770	44,559	6,197	314,783	(4,059)	310,724
Operating income	¥30,238	¥5,388	¥4,721	¥4,866	¥468	¥45,681	¥(2,865)	¥42,816

	Yen in millions
	Six months ended September 30, 2011
	Small precision motors	Automotive, household, commercial and industrial products	Machinery	Electronic and optical components	Others	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥157,572	¥106,739	¥36,616	¥52,225	¥4,139	¥357,291	¥-	¥357,291
Intersegment	532	72	2,770	122	2,640	6,136	(6,136)	-
Total	158,104	106,811	39,386	52,347	6,779	363,427	(6,136)	357,291
Operating expenses	131,571	101,841	34,281	45,973	6,367	320,033	(3,509)	316,524
Operating income	¥26,533	¥4,970	¥5,105	¥6,374	¥412	¥43,394	¥(2,627)	¥40,767

	Yen in millions
	Three months ended September 30, 2012
	Small precision motors	Automotive, household, commercial and industrial products	Machinery	Electronic and optical components	Others	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥73,224	¥58,660	¥15,562	¥24,862	¥2,211	¥174,519	¥-	¥174,519
Intersegment	202	76	1,530	254	1,334	3,396	(3,396)	-
Total	73,426	58,736	17,092	25,116	3,545	177,915	(3,396)	174,519
Operating expenses	60,434	56,076	14,592	22,051	3,242	156,395	(2,190)	154,205
Operating income	¥12,992	¥2,660	¥2,500	¥3,065	¥303	¥21,520	¥(1,206)	¥20,314

	Yen in millions
	Three months ended September 30, 2011
	Small precision motors	Automotive, household, commercial and industrial products	Machinery	Electronic and optical components	Others	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥82,370	¥51,867	¥17,526	¥26,679	¥2,215	¥180,657	¥-	¥180,657
Intersegment	287	40	1,527	65	1,298	3,217	(3,217)	-
Total	82,657	51,907	19,053	26,744	3,513	183,874	(3,217)	180,657
Operating expenses	68,519	49,413	16,840	23,458	3,223	161,453	(1,716)	159,737
Operating income	¥14,138	¥2,494	¥2,213	¥3,286	¥290	¥22,421	¥(1,501)	¥20,920

Notes:

1. Product categories are classified based on similarities in product type, product attributes, and production and sales methods.

2. Major products of each product category:

(1) Small precision motors: Small precision DC motors (including spindle motors for HDDs), brushless DC fans,

brush motors and vibration motors

(2) Automotive, household, commercial and industrial products: Home appliances, commercial and industrial motors and related products, automotive motors, and automotive components

(3) Machinery: Power transmission drives, precision equipment and factory automation-related equipment

(4) Electronic and optical components: Electronic components and optical components

(5) Others: Service etc

3. The product category has been renamed from “General motors” to “Automotive, household, commercial and industrial products.” This category includes automotive components which were previously included in “Others” product category. As a result, we have reclassified the results of automotive components for the three and six months ended September 30, 2011.

(3) Sales by Geographic Segment

	Yen in millions
	Six months ended September 30				Increase or decrease
	2012		2011
	Amount	%	Amount	%	Amount	%
Japan	¥111,340	31.5	¥144,257	40.4	¥(32,917)	(22.8)
U.S.A	43,898	12.4	39,818	11.1	4,080	10.2
Singapore	28,940	8.2	10,689	3.0	18,251	170.7
Thailand	43,603	12.4	49,601	13.9	(5,998)	(12.1)
Philippines	9,929	2.8	7,719	2.2	2,210	28.6
China	77,185	21.8	72,917	20.4	4,268	5.9
Others	38,645	10.9	32,290	9.0	6,355	19.7
Total	¥353,540	100.0	¥357,291	100.0	¥(3,751)	(1.0)

	Yen in millions
	Three months ended September 30				Increase or decrease
	2012		2011
	Amount	%	Amount	%	Amount	%
Japan	¥54,478	31.2	¥73,940	40.9	¥(19,462)	(26.3)
U.S.A	21,185	12.1	18,110	10.0	3,075	17.0
Singapore	11,703	6.7	5,756	3.2	5,947	103.3
Thailand	21,083	12.1	25,100	13.9	(4,017)	(16.0)
Philippines	4,998	2.9	4,021	2.2	977	24.3
China	37,624	21.6	37,918	21.0	(294)	(0.8)
Others	23,448	13.4	15,812	8.8	7,636	48.3
Total	¥174,519	100.0	¥180,657	100.0	¥(6,138)	(3.4)

Note: The sales are classified by domicile of the seller, and the figures exclude intra-segment transactions.

(4) Sales by Region

	Yen in millions
	Six months ended September 30				Increase or decrease
	2012		2011
	Amount	%	Amount	%	Amount	%
North America	¥45,616	12.9	¥41,325	11.6	¥4,291	10.4
Asia	187,333	53.0	193,468	54.1	(6,135)	(3.2)
Europe	33,559	9.5	29,470	8.2	4,089	13.9
Others	3,834	1.1	5,215	1.5	(1,381)	(26.5)
Overseas sales total	270,342	76.5	269,478	75.4	864	0.3
Japan	83,198	23.5	87,813	24.6	(4,615)	(5.3)
Consolidated total	¥353,540	100.0	¥357,291	100.0	¥(3,751)	(1.0)

	Yen in millions
	Three months ended September 30				Increase or decrease
	2012		2011
	Amount	%	Amount	%	Amount	%
North America	¥22,335	12.8	¥18,575	10.3	¥3,760	20.2
Asia	90,293	51.7	98,607	54.6	(8,314)	(8.4)
Europe	19,883	11.4	14,550	8.0	5,333	36.7
Others	2,277	1.3	2,832	1.6	(555)	(19.6)
Overseas sales total	134,788	77.2	134,564	74.5	224	0.2
Japan	39,731	22.8	46,093	25.5	(6,362)	(13.8)
Consolidated total	¥174,519	100.0	¥180,657	100.0	¥(6,138)	(3.4)

Note: The sales are classified by domicile of the buyer, and the figures exclude intra-segment transactions.

5. Other information (unaudited)

(1) Summary of Consolidated Financial Performance

	Yen in millions (except for per share amounts)
	Six months ended September 30		Increase or decrease	Three months ended September 30		Increase or decrease	Year ended March 31, 2012
	2012	2011		2012	2011

Net sales	¥353,540	¥357,291	(1.0)%	¥174,519	¥180,657	(3.4)%
Operating income	42,816	40,767	5.0%	20,314	20,920	(2.9)%
Ratio of operating income to net sales	12.1%	11.4%		11.6%	11.6%
Income from continuing operations before income taxes	37,670	34,587	8.9%	19,017	16,327	16.5%
Ratio of income from continuing operations before income taxes to net sales	10.7%	9.7%		10.9%	9.0%
Net income attributable to Nidec Corporation	26,920	22,529	19.5%	13,434	10,319	30.2%
Ratio of net income attributable to Nidec Corporation to net sales	7.6%	6.3%		7.7%	5.7%
Net income attributable to Nidec Corporation per share-basic	¥200.66	¥163.08		¥101.17	¥74.86
Net income attributable to Nidec Corporation per share-diluted	¥187.29	¥152.49		¥94.37	¥69.98

Total assets	¥840,685	¥750,001					¥800,401
Nidec Corporation shareholders’ equity	347,842	338,337					370,182
Nidec Corporation shareholders’ equity to total assets	41.4%	45.1%					46.2%
Nidec Corporation shareholders’ equity per share	¥2,623.17	¥2,468.70					¥2,705.32

Net cash provided by operating activities	¥39,995	¥28,578					¥56,712
Net cash used in investing activities	(78,180)	(16,669)					(19,918)
Net cash provided by (used in) financing activities	32,446	3,060					(814)
Cash and cash equivalents at end of period	¥118,077	¥101,661					¥130,290

Notes:

1. Some items colored in the above table are omitted, because we also omit them in the report in Japanese language.

2. Pursuant to ASC 205-20 “Presentation of Financial Statements-Discontinued Operations”, results of discontinued operations were separated as “Loss from discontinued operations” from results of continuing operations. The results of the discontinued operations for the three and six months ended September 30, 2011 and for the fiscal year ended March 31, 2012 have been reclassified.

(2) Scope of Consolidation and Application of Equity Method

Number of consolidated subsidiaries:	188
Number of affiliated companies accounted for under the equity method:	2

(3) Change in Scope of Consolidation and Application of Equity Method

	Change from March 31, 2012	Change from September 30, 2011
Number of companies newly consolidated:	23	28
Number of companies excluded from consolidation:	4	9
Number of companies newly accounted for by the equity method:	-	-
Number of companies excluded from accounting by the equity method:	-	-